FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated August 5, 2009 (“TURKCELL ILETISIM HIZMETLERI A.S. SECOND QUARTER 2009 RESULTS”)

99.2	IFRS Selected Financials

99.3	CMB Selected Financials

EXHIBIT 99.1

PRESS RELEASE

Second Quarter 2009 Results

TURKCELL ILETISIM HIZMETLERI A.S. SECOND QUARTER 2009 RESULTS

“Strong performance in Turkey as
Turkcell continues to build on its market
and technology leadership”

Istanbul, Turkey, August 5, 2009 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced results for the second quarter ended June 30, 2009. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in dollar.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Second Quarter 2009 Results

Highlights of the quarter

•	Turkcell Group revenue grew by 1.1% yoy to TRY2,204 million (TRY2,181 million) mainly driven by Turkcell Turkey’s strong operational performance. However, the Ukrainian operation Astelit and the betting business Inteltek reported weaker results. Astelit was negatively impacted by a GDP drop in Ukraine of 20% and by devaluation. Inteltek, in its first full quarter of operating under a new lower commission rate recorded negative revenue of TRY8.8 million due to high excess payout during the quarter.

•	Group EBITDA and net income was negatively impacted by two factors: 1) litigation provisions prudently set aside which amounted to TRY147.5 million and impacted EBITDA by TRY53.2 million and net income by TRY123.0 million. EBITDA margin was negatively impacted by approximately 2.5 pp and net income margin by 5.7 pp; 2) Inteltek’s lower contribution to EBITDA margin by 1.2 pp.

•	Group EBITDA* decreased by 10.9% to TRY709 million (TRY796 million) and net income decreased by 26.2% to TRY389 million (TRY528 million) in the second quarter.

•	In Turkey, despite very challenging economic and market conditions, Turkcell’s post-paid subscribers increased by 24.6% yoy to 8.6 million. We recorded a net subscriber loss of only 42,750 where the market which contracted by approximately 800,000. MoU increased by 38.1% to 127.9 minutes. ARPU in TRY terms remained flat at TRY18.6.

•	In dollar terms Group revenue decreased by 20.3% to $1,398 million ($1,755 million), EBITDA decreased by 30.0% to $449 million ($641 million) and net income decreased by 42.4% to $246 million ($426 million) reflecting the impact of the depreciation of the TRY by 26.9% and provisions recorded for the second quarter of 2009.

*EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of EBITDA to net cash from operating activities.

( In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the second quarter 2009 refer to the same item in the second quarter of 2008. For further details, please refer to our consolidated financial statements and notes as at and for the six months ended June 30, 2009 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Comments from the CEO, Sureyya Ciliv

“In the second quarter of 2009, we maintained our strong market position in our mature businesses and continued to build and invest in our emerging ones. Although we faced unusual challenges in our businesses during the quarter, we are excited and optimistic about our future.

During the quarter, Turkcell Group revenue grew to TRY2,204 million while EBITDA was TRY709 million and net income was TRY389 million.

We prudently set aside provisions this quarter amounting to TRY147.5 million for pending legal cases relating to the period 2003 – 2005. These provisions and lower contributions from our Inteltek and Astelit subsidiaries have negatively impacted our financials.

Second Quarter 2009 Results

In Turkey, despite difficult economic and market conditions, Turkcell’s technology and market leadership combined with strong execution enabled us to record solid operational results.

We played a key role in the launch of 3G in Turkey at the end of July 2009. In this new era, we are well positioned to differentiate Turkcell through our advanced network, attractive mobile broadband, and innovative mobile services.

As ever, central to Turkcell’s ongoing success is our people. I would like to thank all of our customers, employees, business partners, and shareholders for their continued support.”

OVERVIEW OF THE QUARTER

The operating environment in Turkey continued to be challenging in the second quarter as the impact of the severe 13.8% GDP contraction in the first quarter of 2009 started to be felt. Mobile line penetration fell to 88% in the second quarter, down from 90% in the previous quarter, mainly due to a drop in multiple SIM card usage and the economic downturn.

During the quarter The Information and Communication Technologies Authority (“ICTA”) revised termination rates and set minimum and maximum prices in the mobile communications sector. Turkcell has adapted its pricing structure to comply with the ICTA’s recent decisions.

In the second quarter, competition intensified further with price focus in Turkey with unlimited and flat rate offers for all calls to all operators. Prior to 3G implementation, there was an increase in smart phones and 3G-enabled handset bundled offers. We have also seen signs of market communication emphasizing new technology and its benefits. We view this development as positive for the sector.

In this competitive environment, Turkcell strengthened its market position through its value propositions and took steps to ensure the retention of its valuable subscriber base through new campaigns and tariffs. We achieved our highest levels of usage and post-paid acquisitions since 2001 through effective communication of our offers and strong sales channels. As another differentiating factor, we continued with our co-branding offers for all Turkcell customers.

Additionally, we keenly promoted data usage with bundled offers including smart handsets and data packages, as well as SIM-embedded notebooks. Data ARPU doubled during the quarter compared to last year. Our VAS revenues in TRY terms increased by 19.7%, constituting 15% of our consolidated revenue in the second quarter of 2009 compared to 12% a year ago.

Second Quarter 2009 Results

Macro Environment Information

	Q2 2008	Q1 2009	Q2 2009	Q2 2009- Q2 2008 % Chg	Q2 2009- Q1 2009 % Chg
TRY / $ rate
Closing Rate	1.2237	1.6880	1.5301	25.0%	(9.4%)
Average Rate	1.2448	1.6407	1.5801	26.9%	(3.7%)
INFLATION
Consumer Price Index	2.8%	1.0%	0.8%	(2.0pp)	(0.2pp)
GDP Growth	2.8%	(13.8%)	n/a	-	-
HRV/$
Average Rate	4.95	7.7	7.66	54.7%	(0.5%)

During the second quarter of the year, although the TRY appreciated to some extent against dollar, it deteriorated sharply by 26.9% year-on-year, impacting our dollar financial results. GDP contracted by 13.8% following a 6.2% contraction in the fourth quarter of 2008. During the second quarter of 2009 the Ukranian Hryvnia devalued by 54.7% against dollar year on year.

Financial and Operational Review of the Second Quarter 2009

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2009. Selected financial information for the second quarter of 2008, first quarter of 2009 and second quarter of 2009 is also included at the end of this press release.

For your convenience, selected financial information in TRY prepared in line with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Second Quarter 2009 Results

Financial Review

(million $)						(million TRY)
Profit & Loss Statement	Q208	Q109	Q209	Q209-Q208	Q209-Q109	Q209	Q209-Q208	Q209-Q109
(million $)				% Chg	% Chg		% Chg	% Chg

Total Revenue	1,755.0	1,283.1	1,398.0	(20.3%)	9.0%	2,204.4	1.1%	4.8%
Direct cost of revenues	(847.0)	(630.7)	(741.4)	(12.5%)	17.6%	(1,167.7)	10.8%	13.0%
Depreciation and amortization	(172.5)	(118.3)	(132.8)	(23.0%)	12.3%	(209.4)	(2.5%)	8.0%
Administrative expenses	(73.4)	(59.9)	(63.6)	(13.4%)	6.2%	(100.2)	9.7%	2.0%
Selling and marketing expenses	(366.1)	(238.7)	(277.0)	(24.3%)	16.0%	(436.8)	(4.0%)	11.5%
EBITDA	641.0	472.2	448.8	(30.0%)	(5.0%)	709.2	(10.9%)	(8.3%)
EBITDA Margin	36.5%	36.8%	32.1%	(4.4pp)	(4.7pp)	32.2%	(4.3pp)	(4.6pp)
Net finance income / (expense)	70.5	108.5	(38.3)	(154.3%)	(135.3%)	(60.2)	(168.7%)	(133.9%)
Finance expense	(15.3)	(33.6)	(69.0)	351.0%	105.4.%	(107.1)	491.7%	93.0%
Finance income	85.8	142.1	30.7	(64.2%)	(78.4%)	46.9	(55.6%)	(79.9%)
Share of profit of associates	29.3	9.6	15.1	(48.5%)	57.3%	23.9	(30.1%)	58.3%
Income tax expense	(118.9)	(120.1)	(47.4)	(60.1%)	(60.5%)	(75.3)	(48.9%)	(61.8%)
Net Income	426.4	344.2	245.8	(42.4%)	(28.6%)	389.3	(26.2%)	(30.8%)

Impact of provisions during the quarter:

To illustrate the impact of litigation provisions (described below) on our results, we have set forth below our Q2 2009 financial information excluding such provisions. We believe that this presentation provides a more focused view of our operating results. However, this is a non-GAAP presentation that should not be relied upon as a substitute for our actual results.

Second Quarter 2009 Results

We prudently set aside litigation provisions in the second quarter totaling $96.2 million as of June 30, 2009. The negative impact due to these provisions above the EBITDA line was $34.7 million and approximately 2.5 pp on the EBITDA margin. The remaining $56.6 million was recorded as finance expense and $4.9 million was recorded as other expenses below the EBITDA line. We have also recorded deferred tax income of $16.0 million as a positive taxation charge. All in all, the impact of these litigation provisions on our net income was 5.7 pp.

Of the total $96.2 million that was provisioned, $79.8 million was in regards to a dispute with Turk Telekom due to an International Interconnection agreement signed with Millenicom. The remaining $16.4 million was in regards to a dispute with the Bogazici Tax arising from the calculation methodology of tax payments, which they claim should include a Special Communication Tax levied on the discounts granted to distributors. Regarding Millenicom, we maintain our view that this case has no legal basis and we therefore will continue to take legal action as required to defend our position.

Revenue: In the second quarter of 2009, revenue grew by 1.1% yoy to TRY2,204.4 million despite the lower contribution of our consolidated subsidiaries and lower interconnection rates. Turkcell managed to grow its revenue mainly due to our strong performance in Turkey’s contracting mobile business and our growing post-paid subscriber base, the partial effect of increased usage, and upward price adjustments. However, the contribution from Turkcell’s consolidated subsidiaries was adversely affected during the quarter mainly due to two reasons: a) Our Ukranian operation Astelit was negatively impacted by a GDP drop of 20% and currency devaluation in its market. Macroeconomic volatility, which led to a 54.7% depreciation of the Hryvnia against the dollar in Ukraine, adversely affected Astelit’s contribution. In dollar terms, Ukraine’s revenues decreased by 22.0% to $85.9 million from $110.1 million the previous year, b) Our betting business Inteltek started to operate with lower commission rates for the full quarter for the first time and recorded a negative revenue of TRY8.8 million due to a high excess payout amount exceeded the commission revenues earned during the second quarter. Inteltek’s revenue in the second quarter of 2008 was TRY46.5 million.

Second Quarter 2009 Results

In dollar terms, Turkcell recorded revenue of $1,398.0 million for the second quarter, down 20.3% mainly due to the 26.9% depreciation of the TRY against dollar.

Quarter on quarter, revenue increased by 4.8% in TRY terms mainly due to seasonally higher usage in Turkey.

Direct cost of revenues: Direct cost of revenues including depreciation and amortization decreased by 12.5% to $741.4 million in the second quarter of 2009. However, direct cost as a percentage of total revenues increased to 53.0% from 48.3%. This was mainly due to the increase in interconnection costs (3.7 pp; approximately 2.5 pp from the litigation provision, 1.2 pp from increasing off-net traffic) and network related expenses (0.9 pp) despite lower depreciation and amortization expenses (0.3 pp).

Compared to the previous quarter, direct cost of revenues including depreciation and amortization increased by 17.6% and as a proportion of revenues by 3.8 pp mainly due to the higher interconnection costs as a percentage of revenues.

Administrative expenses: General and administrative expenses as a percentage of revenue remained broadly flat.

Selling and marketing expenses: Selling and marketing expenses as a percentage of revenue decreased by 1.1 pp to 19.8% in the second quarter of 2009 mainly due to lower advertisement and distributor related expenses.

Compared to the previous quarter, selling and marketing expenses as a percentage of revenue increased by 1.2 pp due to higher acquisitions and intensified marketing campaigns.

EBITDA:1 EBITDA, in nominal terms, decreased by 30.0% to $448.8 million and the EBITDA margin by 4.4 pp to 32.1%. This was mainly due to the impact of litigation provisions recorded during the quarter by approximately 2.5 pp and declining contribution of Inteltek to EBITDA margin by 1.2 pp compared to last year as well as the increasing operating expenses. (footnote in this paragraph)-

EBITDA in TRY terms decreased by 10.9% to TRY709.2 million compared to a year ago.

Compared to a quarter ago, EBITDA margin decreased by 4.7 pp, mainly due to the litigation provisions that we recorded for the second quarter of 2009, accounting for approximately 2.5 pp of the decrease, as well as the increase in our operating, selling and marketing expenses.

Share of profit of equity accounted investees: In the second quarter of 2009, our share in net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, decreased by 48.5% to $15.1 million including the negative effect of exchange rate fluctuations.

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1  EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of EBITDA to net cash from operating activities.

Second Quarter 2009 Results

The results of our 50% owned subsidiary A-Tel impacted two items in our financial statements. A-Tel’s revenue generated from Turkcell, amounting to $17.8 million, is netted out from the selling and marketing expenses in our consolidated financial statements in proportion to our ownership. The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to $12.7 million and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Net finance income/(expense): In the second quarter of 2009, we recorded a net finance expense of $38.3 million by a 154.3% decrease down from a finance income of $70.5 million compared to the second quarter of last year, mainly due to the interest component of the litigation provisions recorded with respect to legal cases and an increase in translation loss. Finance income was also affected by a decrease in our cash on hand due to the payment of the 3G license fee and dividend payments. During the quarter, we recorded a translation loss of $44.2 million from exchange rate fluctuations between TRY versus $ and Euro on Turkcell’s long foreign exchange position. In the second quarter, we recorded $56.6 million litigation provisions in total; $45.1 million for the litigation regarding interconnection of international voice traffic and $11.5 million for the litigation in regards to Special Communication Taxation on prepaid card sales.

Income tax expense: The total taxation charge in the second quarter of 2009 decreased to $47.4 million from $118.9 million in the same quarter of last year. The taxation charge in the first quarter of 2009 was $120.1 million. The year on year and quarterly decrease in the tax charge was mainly due to lower operational profit and higher finance expense.

Out of the total tax charge, $83.6 million was related to current tax charges and a deferred tax income of $36.2 million was realized during the quarter.

	Q208	Q109	Q209	Q209-Q208	Q209-Q109
				% Chg	% Chg
Current tax expense	(112.6)	(85.3)	(83.6)	(25.8%)	(2.0%)
Deferred Tax income / (expense)	(6.3)	(34.8)	36.2	(674.6%)	(204.0%)
Income Tax expense	(118.9)	(120.1)	(47.4)	(60.1%)	(60.5%)

Net income: Net income decreased by 42.4% year on year to $245.8 million and net income margin by 6.7 pp to 17.6% mainly due to decrease in EBITDA, higher finance expense and translation loss recorded.

Compared to a quarter ago, the decrease in net income was 28.6% resulting mainly from the litigation provisions as well as the lower finance income due to a decrease in our cash on hand due to the payment of the 3G license fee and dividend payments, and a translation loss as opposed to the translation gain recorded during the first quarter.

Total Debt: Consolidated debt amounted to $776.2 million as of June 30, 2009. $542.6 million of this was related to Turkcell’s Ukrainian operations. All of our consolidated debt is at a floating rate and $607.7 million will mature in less than a year. We believe that we have maintained a strong balance sheet with a solid cash position and a debt/annual EBITDA ratio of 34%.

Second Quarter 2009 Results

Consolidated Cash Flow (million $)	Q208	Q109	Q209

EBITDA	641.0	472.2	448.8
LESS:
Capex and License	(229.4)	(252.0)	(789.5)
Turkcell	(98.8)	(181.6)	(670.8)
Ukraine	(57.8)	(42.2)	(35.1)
Investment & Marketable Securities	(7.1)	(76.4)	-
Net Interest Income/Expense	89.9	61.1	5.8
Other	(198.4)	(617.4)	166.7
Net Change in Debt	(6.9)	(4.1)	1.8
Dividend paid	(502.3)	-	(713.3)
Cash Generated	(213.2)	(416.6)	(879.7)
Cash Balance	2,876.2	2,843.2	1,963.5

Cash Flow Analysis: Capital expenditures in the second quarter of 2009 amounted to $789.5 million of which $35.1 million was related to the Ukrainian operations.

Turkcell recorded free cash flow (cash flow from operating activities minus capital expenditure) of ($452.1) million, compared to $35.5 million a year ago primarily due to an increase in capital expenditures and decrease in EBITDA.

During the quarter the other item included approximately $91 million, recorded for the unpaid provisions set aside during the quarter and $59 million frequency usage fee previously paid, but expensed in the second quarter.

The decrease in our cash balance to $2.0 billion from $2.8 billion a quarter ago was mainly due to a significant cash outflow during the quarter for major items such as the 3G license fee of $476 million (excluding VAT) and dividend of $713.3 million.

Second Quarter 2009 Results

Operational Review

Summary of Operational Data (Turkcell)	Q208	Q109	Q209	Q209-Q208 % Chg	Q209-Q109 % Chg

Number of total subscribers (million)	35.4	36.4	36.3	2.5%	(0.3%)
Number of postpaid subscribers (million)	6.9	7.8	8.6	24.6%	10.3%
Number of prepaid subscribers (million)	28.5	28.6	27.7	(2.8%)	(3.1%)

ARPU (Average Monthly Revenue per User), blended ($)	14.9	10.4	11.8	(20.8%)	13.5%
ARPU, postpaid ($)	37.6	25.3	26.5	(29.5%)	4.7%
ARPU, prepaid ($)	9.5	6.5	7.5	(21.1%)	15.4%

ARPU, blended (TRY)	18.5	17.1	18.6	0.5%	8.8%
ARPU, postpaid (TRY)	46.7	41.4	41.8	(10.5%)	1.0%
ARPU, prepaid (TRY)	11.8	10.6	11.8	0.0%	11.3%

Churn (%)	6.9%	8.2%	9.0%	2.1 pp	0.8 pp

MOU (Average Monthly Minutes of usage per subscriber), blended	92.6	107.1	127.9	38.1%	19.4%

Subscribers: As of June 30, 2009, our subscriber base totaled 36.3 million, up slightly by 2.5% compared to the second quarter of 2008. Our focus on increasing the post-paid subscriber base continued and we recorded the highest ever acquisition since 2001 despite economic volatility, competition’s aggressive offers and MNP implementation. The number of post-paid subscribers increased by 24.6% to 8.6 million from 6.9 million compared to a year ago. In the second quarter of 2009, the number of prepaid subscribers decreased slightly by 2.8% to 27.7 million. In Q2 2009, the share of the postpaid subscriber base improved to 23.7% from 19.5% a year ago. On a quarterly basis, the number of total subscribers remained almost flat. We recorded a net subscriber loss of 42,750 stemming from the higher churn in a highly competitive market.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the second quarter of 2009, the competitive environment due to MNP implementation continued with a focus on unlimited and flat rate offers for all calls to all operators. This coupled with the economic downturn in the Turkish market led to an increase in our churn rate to 9.0% from 6.9% a year ago.

MoU: In the second quarter of 2009, our blended minutes of usage per subscriber (“MoU”) increased by 38.1% to 127.9 minutes compared to last year. Our successful campaigns and tariffs resulted in our highest usage levels since 2001 despite the economic slowdown.

ARPU: In the second quarter of 2009, our blended average revenue per user (“ARPU”) in TRY terms at TRY18.6 remained almost flat compared to last year despite lower MTRs. However, the 26.9% depreciation of TRY against dollar led the blended ARPU in dollar terms to decrease by 20.8% to $11.8.

Second Quarter 2009 Results

Post paid ARPU in TRY terms was TRY41.8. The 10.5% year on year decrease stemmed from the increase in subscriptions to tariffs in the form of minute packages and the adverse impact of the worsening macroeconomic conditions, especially on small and medium sized enterprises.

Prepaid ARPU in TRY terms remained unchanged at TRY11.8 in the second quarter of 2009, mainly due to the effects of new tariffs and campaigns, despite highly competitive offers in the market.

International Operations

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

▪	Hryvnia depreciated by approximately 55% against dollar on an average basis as of June 30, 2009 compared to a year ago, due to the volatile political and macro-economic environment in Ukraine.
▪	Astelit’s revenue declined by 22.0% year on year to $85.9 million mainly due to the depreciation effect of the local currency against dollar.
▪	Astelit recorded a positive EBITDA [2] of $2.3 million during the second quarter.
▪	Astelit’s subscribers reached 11.7 million with a market share of 21.8% and growth of 17.0% on an annual basis. In the second quarter of 2009:
o	The 3 month active subscriber base grew 35.6% year on year and standed at 68% of the total subscriber.
o	3 month active ARPU decreased by 44.4% on an annual basis.
▪	Astelit spent $35.1 million in the second quarter of the year on capital expenditure.

For the remainder of the year we expect Astelit to have a better performance relative to the first half of the year and to contribute more despite the continuing challenges in the macro environment.

On July 6, 2009, our 100% subsidiary Financell B.V utilized a loan, $390 million of which is to be used to roll over the loan that Financell B.V. provided to Astelit. Our commitment to the Ukrainian market remains strong.

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2  EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.

Second Quarter 2009 Results

Summary Data for Astelit	Q208	Q109	Q209	Q209-Q208 % Chg	Q209-Q109 % Chg
Number of subscribers (million)
Total	10.0	11.5	11.7	17.0%	1.7%
Active (3 months)[3]	5.9	8.0	8.0	35.6%	0.0%

Average Revenue per User (ARPU) in $
Total	3.8	2.3	2.5	(34.2%)	8.7%
Active (3 months)	6.3	3.5	3.5	(44.4%)	0.0%

Revenue	110.1	79.1	85.9	(22.0%)	8.6%
EBITDA	3.6	3.6	2.3	(36.1%)	(36.1%)
Net Loss	(18.7)	(24.4)	(19.6)	4.8%	(19.7%)
Capex	57.8	42.2	35.1	(39.3%)	(16.8%)

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in GSM operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR	Q208	Q109	Q209	Q209-Q208 % Chg	Q209-Q109 % Chg
Subscriber (million)
Kazakhstan	6.9	7.1	7.1	2.9%	-
Azerbaijan	3.3	3.6	3.6	9.1%	-
Moldova	0.6	0.6	0.6	-	-
Georgia	1.4	1.6	1.6	14.3%	-
TOTAL	12.2	12.8	12.9	5.7%	0.8%
Revenue
Kazakhstan	242	198	210	(13.2%)	6.1%
Azerbaijan	134	119	124	(7.5%)	4.2%
Moldova	16	14	16	-	14.3%
Georgia	54	41	42	(22.2%)	2.4%
Other*	-	1	1	n.a.	n.a.
TOTAL	446	373	393	(11.9%)	5.4%

(*)includes intersegment eliminations

Fintur generally maintained its positions in the markets in which it operates despite the challenging economic conditions growing its subscriber base to 12.9 million. Consolidated revenue decreased by 12% on an annual basis but grew by 5% quarterly to $ 393 million showing signs of recovery in these markets.

We account for our investment in Fintur using the equity pick up method. Fintur’s contribution to our net income decreased to $27.8 million in the second quarter of 2009 due to the negative impact of the macro-conditions in its markets.

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3  Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

Second Quarter 2009 Results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL $ million	Q208	Q109	Q209	Q209-Q208 % Chg	Q209-Q109 % Chg

EBITDA	641.0	472.2	448.8	(30.0%)	(5.0%)
Income Tax Expense	(118.9)	(120.1)	(47.4)	(60.1%)	(60.5%)
Other operating income/(expense)	(20.2)	1.2	(2.7)	(86.6%)	(325.0%)
Finance income	2.7	1.8	3.6	33.3%	100.0%
Finance expense	(20.1)	(32.9)	(68.5)	240.8%	108.2%
Net increase/(decrease) in assets and liabilities	(219.6)	(286.6)	3.7	(101.7%)	(101.3%)
Net cash from operating activities	264.9	35.6	337.5	27.4%	848.0%

Second Quarter 2009 Results

EUROASIA (Astelit) $ million	Q208	Q109	Q209	Q209-Q208 % Chg	Q209-Q109 % Chg

EBITDA	3.6	3.6	2.3	(36.1%)	(36.1%)
Other operating income/(expense)	(0.1)	0.9	(0.9)	800.0%	(200.0%)
Finance income	1.8	0.6	0.5	(72.2%)	(16.7%)
Finance expense	(12.5)	(11.7)	(6.9)	(44.8%)	(41.0%)
Net increase/(decrease) in assets and liabilities	35.7	16.1	27.2	(23.8%)	68.9%
Net cash from operating activities	28.5	9.5	22.2	(22.1%)	133.7%

Turkcell Group Subscribers

We had approximately 61.8 million GSM subscribers as of June 30, 2009. This figure is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. This figure includes the total number of GSM subscribers in Astelit, BeST, in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur. In the past, when presenting our total group subscribers, we have presented this figure on a proportional basis, adjusted to reflect our ownership interest in each subsidiary. We believe that the method of calculation given above is a good indicator of our Group’s reach and intend to use this new method of calculation going forward.

Turkcell Group Subscribers (million)	Q208	Q109	Q209	Q209-Q108 % Chg	Q209-Q109 % Chg

Turkcell	35.4	36.4	36.3	2.5%	(0.3%)
Ukraine	10.0	11.5	11.7	17.0%	1.7%
Fintur	12.2	12.8	12.9	5.7%	0.8%
Northern Cyprus	0.2	0.3	0.3	50.0%	0.0%
Belarus	-	0.4	0.6	N/A	50.0%
TURKCELL GROUP	57.8	61.4	61.8	6.9%	0.7%

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Second Quarter 2009 Results

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements particularly in the current operating and macro environment. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2008 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 36.3 million postpaid and prepaid customers as of June 30, 2009 operating in a three player market with a market share of approximately 57% as of June 30, 2009 (Source: operators’ announcements). Turkcell, is the technology leader providing EDGE technology across the country. Turkcell also provides high quality data and voice services to 60% of the population (as at 30 July 2009) through the implementation of its 3G technology. Turkcell provides roaming with 624 operators in 206 countries as of August 5, 2009. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported $1.4 billion net revenue for the quarter ended June 30, 2009 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr

investor.relations@turkcell.com.tr

EXHIBIT 99.2

TURKCELL ILETISIM HIZMETLERI A.S.

IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2009	2009	2008	2009

Consolidated Statement of Operations Data
Revenues
Communication fees	1,669.8	1,205.4	1,359.5	3,155.2	2,564.9
Commission fees on betting business	41.8	25.3	(5.2)	94.7	20.1
Monthly fixed fees	18.1	11.2	10.3	34.9	21.5
Simcard sales	6.4	4.9	6.7	11.6	11.6
Call center revenues and other revenues	18.9	36.3	26.7	33.0	63.0
Total revenues	1,755.0	1,283.1	1,398.0	3,329.4	2,681.1
Direct cost of revenues	(847.0)	(630.7)	(741.4)	(1,672.1)	(1,372.1)
Gross profit	908.0	652.4	656.6	1,657.3	1,309.0
Administrative expenses	(73.4)	(59.9)	(63.6)	(145.6)	(123.4)
Selling & marketing expenses	(366.1)	(238.7)	(277.0)	(658.8)	(515.7)
Other Operating Income / (Expense)	(21.4)	1.4	(3.0)	(20.0)	(1.7)

Operating profit before financing costs	447.1	355.2	313.0	832.9	668.2
Finance expense	(15.3)	(33.6)	(69.0)	(31.2)	(102.6)
Finance income	85.8	142.1	30.7	311.1	172.8
Share of profit of equity accounted investees	29.3	9.6	15.1	49.2	24.8
Income before taxes and minority interest	546.9	473.3	289.8	1,162.0	763.2
Income tax expense	(118.9)	(120.1)	(47.4)	(245.2)	(167.6)
Income before minority interest	428.0	353.2	242.4	916.8	595.6
Minority interest	(1.6)	(9.0)	3.4	(3.6)	(5.6)
Net income	426.4	344.2	245.8	913.2	590.0

Net income per share	0.193839	0.156465	0.111719	0.415107	0.268184

Other Financial Data
Gross margin	52%	51%	47%	50%	49%
EBITDA(*)	641.0	472.2	448.8	1,218.0	921.0
Capital expenditures	229.4	252.0	789.5	421.9	1,041.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,876.2	2,843.2	1,963.5	2,876.2	1,963.5
Total assets	8,424.3	7,651.9	7,876.3	8,424.3	7,876.3
Long term debt	522.7	171.3	168.5	522.7	168.5
Total debt	638.4	776.9	776.2	638.4	776.2
Total liabilities	2,317.8	2,397.7	2,603.7	2,317.8	2,603.7
Total equity	6,106.4	5,254.2	5,272.5	6,106.4	5,272.5

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 13-14.

** For further details, please refer to our consolidated interim financial statements and notes as at 30 June 2009 on our web site.

EXHIBIT 99.3

TURKCELL ILETISIM HIZMETLERI A.S.

CMB* SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2009	2009	2008	2009

Consolidated Statement of Operations Data
Revenues
Communication fees	2,075.2	1,976.3	2,144.2	3,842.5	4,120.5
Commission fees on betting business	52.4	41.4	(8.8)	115.4	32.6
Monthly fixed fees	22.6	18.3	16.3	42.6	34.7
Simcard sales	8.1	8.0	10.6	14.1	18.5
Call center revenues and other revenues	22.9	59.4	42.1	40.0	101.5
Total revenues	2,181.2	2,103.4	2,204.4	4,054.6	4,307.8
Direct cost of revenues	(1,048.5)	(1,029.3)	(1,164.0)	(2,023.8)	(2,193.3)
Gross profit	1,132.7	1,074.1	1,040.4	2,030.8	2,114.5
Administrative expenses	(91.3)	(98.2)	(100.2)	(177.2)	(198.4)
Selling & marketing expenses	(454.9)	(391.8)	(436.8)	(802.6)	(828.6)
Other Operating Income / (Expense)	(26.2)	2.4	(4.1)	(24.3)	(1.7)

Operating profit before financing costs	560.3	586.5	499.3	1,026.7	1,085.8
Finance expense	(18.1)	(55.5)	(107.1)	(38.5)	(162.6)
Finance income	105.7	232.9	46.9	378.4	279.8
Share of profit of equity accounted investees	34.2	15.1	23.9	60.3	39.0
Income before taxes and minority interest	682.1	779.0	463.0	1,426.9	1,242.0
Income tax expense	(148.3)	(198.1)	(76.1)	(302.3)	(274.2)
Income before minority interest	533.8	580.9	386.9	1,124.6	967.8
Minority interest	(2.1)	(14.8)	5.5	(4.7)	(9.3)
Net income	531.7	566.1	392.4	1,119.9	958.5
Net income per share	0.241651	0.257310	0.178384	0.509048	0.435695

Other Financial Data

Gross margin	52%	51%	47%	50%	49%
EBITDA	796.3	773.6	709.7	1,483.2	1,483.3
Capital expenditures	270.5	425.3	1,168.2	516.2	1,593.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,519.6	4,799.3	3,004.3	3,519.6	3,004.3
Total assets	10,226.5	12,846.7	11,985.7	10,226.5	11,985.7
Long term debt	639.7	289.1	257.9	639.7	257.9
Total debt	781.2	1,311.3	1,187.7	781.2	1,187.7
Total liabilities	2,821.1	4,034.8	3,972.3	2,821.1	3,972.3
Total shareholders’ equity / Net Assets	7,405.4	8,811.9	8,013.4	7,405.4	8,013.4

*Capital Markets Board

** For further details, please refer to our consolidated financial statements and notes as at and for the three months ended 30 June 2009 on our web site.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 5, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor and International Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 5, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communication - Division Head